IPSEN
Innovation for patient care

RECEIVED
2006 JUL 27 P 2:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953




06015539

20 July 2006

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

Claire Giraut
Executive Vice President,
Chief Financial Officer





Press release

Ipsen and Tercica To Enter into Worldwide Strategic Collaboration in Endocrinology

- **Cross licensing agreements for Somatuline® Autogel® and Increlex™**
- **Ipsen to acquire initial 25% stake in Tercica, with the potential to increase to up to 40% ownership via convertible notes and warrant**
- **Joint product development rights for endocrine pipelines**
- **Somatuline® Autogel® gets marketing approval in Canada; Tercica expects to launch in early 2007**

Paris, France and Brisbane, California, July 19, 2006 - Ipsen (Euronext; IPN) and Tercica (Nasdaq; TRCA) today announced that they have agreed to a worldwide strategic collaboration in endocrinology. In cross licensing agreements, Ipsen will grant to Tercica exclusive rights to sell[1] Somatuline® Autogel®, a leading product in the European acromegaly market, in the United States and Canada. Tercica will grant to Ipsen exclusive rights to sell[1] Increlex™, a leading product in the United States for the treatment of short stature associated with severe Primary IGF-1 deficiency (Primary IGFD), in all regions of the world except the United States, Japan, Canada, the Middle East and Taiwan[2]. The companies will also grant to each other product development rights and share the costs for improvements to or new indications for Somatuline® Autogel® and Increlex™. In addition, the companies have agreed to rights of first negotiation for their respective endocrine pipelines. This alliance is designed to allow Ipsen and Tercica to offer global care solutions to patients suffering from growth and other endocrine disorders. In the context of this partnership, Ipsen will acquire newly issued shares of Tercica common stock representing a 25% stake in Tercica (post transaction, on an non-diluted basis), and Tercica will issue convertible notes and a warrant to Ipsen giving it the opportunity to increase its shareholding to up to a 40% stake in Tercica (post transaction, on a fully diluted basis). Both companies believe their collaboration will significantly enhance their respective competitive positioning and growth prospects.

The key components of the collaboration agreement announced today are:

1 – Licensing agreements[3]:

- Ipsen will license from Tercica the rights to develop and market Increlex™ worldwide except for the United States, Japan, Canada, the Middle East and Taiwan. Ipsen will make an upfront cash payment of €10.0 million ($12.5 million) to Tercica upon the closing of this transaction, and an additional €15.0 million ($18.8 million) on approval of the Increlex™ Medical Marketing Application in the European Union for the targeted product label. Once Increlex™ is launched in Ipsen's territory, Ipsen will pay royalties to Tercica on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of net sales of the product.

---

[1] Subject to approval by relevant regulatory authorities.

[2] Rights for the Middle East and Taiwan will be granted to Ipsen after a period of time.

[3] Figures in the body of the text are contractual. Figures in brackets are given for information purposes only, using the exchange rate below.
NOTE: where applicable, all data were converted using a €/US$ exchange rate of 1.252 (17 July 2006)

- Tercica will license from Ipsen the rights to develop and market Somatuline® Autogel® in the United States and Canada. Tercica will make an upfront payment of $25.0 million (€20.0 million) to Ipsen upon closing of this transaction, and an additional payment of €30 million ($37.6 million) upon U.S. approval of Somatuline®' Autogel® for the targeted product label. Both of these milestones will be financed through the issuance by Tercica of convertible notes to Ipsen (see below). Once Somatuline® Autogel® is launched in Tercica's territory, Tercica will pay royalties to Ipsen on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of net sales of the product.

2 – Equity investment and convertible notes [3]:

At closing:

- Equity stake: Ipsen will acquire newly issued shares of Tercica common stock representing a 25% stake (post transaction, on an non-diluted basis) in Tercica at $6.17 per share, a premium of 30.0% to Tercica's volume-weighted average closing stock price over the past 15 trading days ended July 17 for a total cash consideration of $77.3 million (€61.8 million).
- Convertible note 1: Tercica will issue to Ipsen a convertible note for a principal amount of $25.0 million (€20 million). The note, which will mature 5 years from the date of closing carries a coupon of 2.5% and is convertible into Tercica common stock at a conversion price of $7.41 (€5.92) per share, a premium of 56.0% to Tercica's volume-weighted average closing stock price over the past 15 trading days ended July 17. This note will be issued in payment of the upfront licensing payment for Somatuline Autogel described above.
- Warrant: Tercica will also issue a warrant to Ipsen, with an exercise price of $7.41 per share, which represents a premium of 56.0% to Tercica's volume weighted average closing stock price over the past 15 trading days ended July 17.

Upon approval of Somatuline® Autogel® in the United States for the targeted product label:

- Convertible note 2: Tercica will issue to Ipsen a convertible note for a principal amount of €30.0 million ($37.6 million). The note, which will mature 5 years from the date of closing, carries a coupon of 2.5% and is convertible into Tercica common stock at a conversion price of €5.92 ($7.41) per share. This note will be issued in payment of the second licensing payment for Somatuline® Autogel® described above.
- Convertible note 3: Tercica will issue to Ipsen a convertible note for a principal amount of $15.0 million (€12.0 million). The note, which will mature 5 years from the date of closing, carries a coupon of 2.5% and is convertible into Tercica common stock at a conversion price of $7.41 (€5.92) per share. Ipsen will purchase this note for cash.

In aggregate, excluding the Warrant, Ipsen may pay to Tercica a total cash amount of up to €98.7 million ($123.6 million) as follows:

- €73.7 million ($92.3 million) under the equity and convertible notes net of convertible notes 1 and 2:
  - $77.3 million (€61.8 million) upon closing of the transaction and;
  - $15.0 million (€12.0 million) upon issuance of the third convertible note.
- €25 million ($31.3 million) under the licensing agreement for Increlex™:
  - €10.0 million ($12.5 million) upfront, and
  - €15.0 million ($18.8 million) upon EU approval of Increlex™ for the targeted product label.

Tercica may receive additional proceeds from Ipsen if the warrant is exercised.

Overall, these instruments will allow Ipsen to increase its stakeholding in Tercica to up to 40%, on a post transaction and fully diluted basis. Should Ipsen decide not to convert the notes, they would be repaid in cash at maturity.

Additional terms of the collaboration include agreements giving Ipsen the right to appoint two members to Tercica's nine-member board of directors, replacing two current directors, providing Ipsen with certain protective provisions, including an approval right related to specified material transactions and actions by Tercica, and providing for the implementation of a stockholder rights plan. Closing of the transaction, which is expected to occur this year, is subject to approval by Tercica's stockholders and the expiration of the Hart Scott Rodino waiting period, as well as other customary closing conditions. Tercica stockholders holding an aggregate of 38.4% of Tercica's outstanding common stock have entered into voting agreements in which they have agreed to vote their shares of Tercica's common stock in favor of the proposed transaction and related matters.

3 – Development of Somatuline® Autogel®, Increlex™ and Endocrinology Pipeline Product candidates:

- Each company has granted to the other the right to pursue development of new indications and improvements to Somatuline® Autogel® and Increlex™, either jointly or on its own, with the other party retaining a right to "opt in" to co-fund later.
- *Each company has granted to the other a right of first negotiation for products in its* endocrine pipeline, and has agreed on a framework for joint clinical development and subsequent commercialization of endocrine products on a worldwide basis.
- Ipsen has several endocrinology compounds in pre-clinical development, including two products that could enter clinical development as early as 2007: dopastatin (BIM 23A760), a chimeric molecule directed towards somatostatin and dopamine receptors, is targeted at the possible treatment of pituitary adenomas, including those causing acromegaly, Cushing's disease and hyperprolactinemia as well as non-functional pituitary adenomas. BIM 28131, a ghrelin agonist, is targeted at restoring normal body composition in wasting diseases associated with chronic illness.

Jean-Luc Bélingard, Chairman and CEO of Ipsen, said, "After an extensive review of our options, we have chosen Tercica to market Somatuline® Autogel® in the United States considering its unique position and experience in endocrinology and in recognition of the excellence of its team. This transaction represents an important milestone in our strategy of international expansion: it is a major step forward in building a powerful business platform in North America in one of our high-growth targeted therapeutic areas."

M. Bélingard added: "Ipsen is also convinced that Increlex™ will be successfully established in the market as the reference long-term treatment of growth failure in children with severe primary IGFD, and our licensing agreement will enable Ipsen to build a global franchise, offering to endocrinologists a comprehensive solution to children suffering from such growth disorders."

Commenting on the structure of the transaction, M. Bélingard *said:* "We strongly believe this partnership will create value for both shareholder bases by extracting cross-selling synergies between two highly regarded products and enhancing both company's R&D capabilities in endocrinology. Furthermore, our staged equity investment demonstrates our financial discipline and provides Ipsen with flexibility regarding its future equity position in Tercica."

John A. Scarlett, M.D., President and Chief Executive Officer of Tercica, said, "We are very pleased to partner with Ipsen, a world leader in endocrinology. Through this collaboration we expect to achieve several critical objectives. With Somatuline® Autogel®, we will have an attractive late-stage endocrinology product for the treatment of acromegaly, which affects approximately 15,000 people in the United States and Canada. Upon approval, the addition of Somatuline Autogel to our U.S. product portfolio will enable us to leverage our existing sales and marketing infrastructure in the endocrine marketplace. Additionally, our agreement with Ipsen will provide us with a very strong partner that will commercialize Increlex™ in the European Union and other global markets."

Dr. Scarlett added: "As a part of this collaboration, we also gain access to Ipsen's endocrinology pipeline, which includes two very exciting compounds in late-stage preclinical testing. Also, Ipsen's proprietary technologies might be applicable in the future to design a sustained release formulation of Increlex."

Dr. Scarlett continued, "Additionally, the transaction will provide Tercica with a net cash infusion of $77.3 million from the initial equity sale upon closing and up to another $46.3 million from licensing milestones and the issuance of the third convertible note. These cash receipts will significantly strengthen our balance sheet."

"Giving effect to the proposed transaction, Tercica expects to reach breakeven in 2010 and achieve 2011 revenues of $250 million to $300 million, with Increlex and Somatuline Autogel sales expected to contribute roughly equal amounts. For 2006, Tercica expects Increlex revenues of approximately $1 million and cash burn, excluding expenses related to this transaction, of $63 million to $69 million as previously stated," continued Dr. Scarlett.

Tercica's Increlex™ (mecasermin (rDNA origin) injection) is an rhIGF-1 replacement therapy indicated for the long-term treatment of growth failure in children with severe Primary IGFD. The active ingredient of Increlex™ is identical to the natural hormone IGF-1, which the body normally produces in response to stimulation by growth hormone. IGF-1 is the direct mediator of growth hormone's effect on statural growth and must be present in order for children's bones, cartilage and organs to grow normally. Without adequate IGF-1, children cannot achieve a height within the normal range. Increlex™, approved for the treatment of severe Primary IGFD by the U.S. Food and Drug Administration (FDA) in August 2005, is commercially available to patients throughout the United States. Also, in December 2005, Tercica submitted for marketing approval of Increlex™ in the European Union and has been granted an "orphan product" designation.

Severe primary IGF-1 deficiency (Primary IGFD) is a distinct diagnosis of short stature and is defined by height standard deviation score ≤ -3.0, Basal IGF-1 standard deviation score ≤ -3.0 and normal or elevated growth hormone. It is believed that approximately 6,000 children in the U.S. have severe primary IGF-1 deficiency. Severe Primary IGFD causes are rooted in the IGF-1 expression and production pathway. Disease state includes patients with mutations in the growth hormone receptor (GHR), post-GHR signaling pathway, and IGF-1 gene defects. Patients with severe Primary IGFD are not growth hormone deficient, and therefore, cannot be expected to respond adequately to exogenous growth hormone treatment. Reduced levels of endogenous IGF-1 can be detected by an IGF-1 assay.

Tercica estimates that 6,000 to 8,000 children suffer from severe Primary IGF-1 deficiency in the EU. Tercica is also conducting clinical trials to study once-daily dosing of Increlex™ as well as expanded labeling of Increlex™ for use in children with a less severe form of Primary IGFD. Tercica also estimates that an additional 24,000 children in the EU have the less-severe form of the disease.

Ipsen's Somatuline® Autogel® is an injectable sustained-release formulation containing lanreotide, a somatostatin analogue. Somatuline® was initially developed in Europe for the treatment of acromegaly (a disorder caused by the over-production of growth hormone secondary to a benign tumor of the anterior pituitary gland) and, in most European countries, is also approved for the treatment of symptoms associated with neuroendocrine tumors. The Somatuline® Autogel® formulation requires no excipient other than water and releases lanreotide over a period of at least 28 days and up to 56 days. The product is conditioned in a pre-filled syringe for easier administration than other long-acting somatostatin analogue. In acromegaly, Somatuline® is used primarily when circulating levels of growth hormone remain high despite surgery or radiotherapy, and through its inhibitory effects, Somatuline® lowers growth hormone and IGF-1 levels, thus controlling disease progression and relieving the symptoms associated with active disease.

According to epidemiology data[4], acromegaly affects approximately 15,000 people in the United States and Canada and is most commonly found in middle-aged adults. Studies estimate an all-cause mortality rate associated with acromegaly of at least twice the normal population, and a reduction in life expectancy of 5 to 10 years. Somatuline® also treats the symptoms associated with neuroendocrine tumors, particularly carcinoid syndrome, such as diarrhea and flushing, by inhibiting the over-production of hormones secreted by these tumors.

At 31 December 2005, Somatuline® and Somatuline® Autogel® had marketing authorizations in over 50 countries for the treatment of acromegaly and neuroendocrine tumors. The Group intends to file an application for marketing authorization in the U.S. by the end of 2006 for the treatment of acromegaly.

Somatuline® and Somatuline® Autogel® generated sales of €81.8 million in 2005, up 13.4% vs. 2004. In its main markets in Europe, Somatuline® Autogel® has achieved a 30% to 50% market share varying from country to country[5] of the acromegaly market.

On July 17, Health Canada approved Somatuline® Autogel® for the long-term treatment of patients with acromegaly due to pituitary tumors who have had inadequate response to or cannot be treated with surgery and/or radiotherapy and for the relief of symptoms associated with acromegaly. Tercica expects to launch Somatuline® Autogel® in Canada in early 2007.

A Current Report on Form 8-K describing the proposed transaction in more detail will be filed by Tercica, and this press release is subject to the further detail provided in the Form 8-K and exhibits thereto.

About Tercica
Tercica is a biopharmaceutical company committed to improving endocrine health by partnering with the endocrine community to develop and commercialize new therapeutics for short stature and associated metabolic disorders. For further information on Tercica, please visit www.tercica.com.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular

[4] source: (Alexander L, Clin Endocrinol 12:71-79, 1980 & Bengtsson BA, Acta Med Scan 223:327-335, 1988)
[5] source: IMS MIDAS/ Ex-manufactures as a percentage of sales of sustained release formulations of the specific molecules lanreotides, octreotide and pegvisomant - in class H1C2

disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169 million, i.e. 20.9% of consolidated sales, which amounted to €807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

Ipsen's forward-looking statements

The forward-looking statements and targets related to Ipsen contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties, including with respect to products, markets, investments or acquisitions that may cause actual results, performance or events to differ materially from those anticipated herein. In particular, a number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed. If the products that the Group is developing are not approved during clinical and pre-clinical trials or if they are not approved thereafter by the regulatory authorities, this will have a negative impact on the growth of the Group. Several years can elapse before a product is approved and it may be that the Group will fail to launch some of its new products on the market. A new product can also appear to be promising at a preparatory stage of development or after clinical trials but never be launched on the market or be launched on the market but fail to sell.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

Tercica' forward looking statements

Except for the historical statements contained herein, this press release contains forward-looking statements concerning Tercica's prospects and results, including all statements that reflect completion of the proposed transaction with Ipsen (including statements related to Tercica's receipt of proceeds from the initial equity sale to Ipsen and as a result of the achievement of licensing milestones and warrant exercises); statements related to the market prospects for Increlex™ and Somatuline® Autogel®; potential development of additional products; that Tercica expects to launch Somatuline® Autogel® in Canada in early 2007; statements relating to estimates of the numbers of patients with acromegaly, severe Primary IGFD or Primary IGFD; and statements related to financial projections, including without limitation, that (a)Tercica expects to reach break-even in 2010 and achieve 2011 revenues of $250 million to $300 million, with Increlex™ and Somatuline® Autogel® sales expected to contribute roughly equal amounts; and (b) for 2006, Tercica expects Increlex™ revenues of approximately $1 million and cash burn, excluding expenses related to this transaction, of $63 million to $69 million. Because Tercica's forward-looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, risks and uncertainties related to the satisfaction of closing conditions related to the proposed transaction and the risk that the proposed transaction will not be completed, risks and uncertainties related to the achievement of milestones, including the following risks: (i) Somatuline® Autogel® might never achieve marketing

approval for the targeted indication, or any indication, in the United States on a timely basis, or at all; (ii) for the remainder of 2006, physicians my not prescribe Increlex™ at the rate Tercica expects; (iii) Increlex™ may not receive a marketing authorization from the FDA for Primary IGFD or from the EMEA for any indication; (iv) Tercica may not prevail in the patent infringement litigation against Insmed Incorporated; (v) Tercica's estimates for the number of patients with acromegaly, severe Primary IGFD or Primary IGFD may not be correct; (vi) Tercica may not launch Somatuline® Autogel® in Canada in early 2007 if the transaction does not close on a timely basis; and (vii) the risks and uncertainties disclosed from time to time in reports filed by Tercica with the SEC, including most recently Tercica's Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 10, 2006. Tercica disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law.

Conference Call Information

Tercica and Ipsen will hold conferences calls as follows:

Ipsen's Conference Call and Webcast Information

Ipsen's management will host an investment community conference call on Wednesday, July 19, 2006 beginning at 2:00 p.m. Paris time (GMT+1) to discuss Ipsen's strategic partnership with Tercica, the financial terms of the agreement and to answer questions. A slide presentation to accompany the conference call commentary will be available on the Company's website homepage at www.ipsen.com. An audio webcast and slide presentation will accompany the conference call commentary and is available on the Company's homepage at www.ipsen.com.

Ipsen will release its second quarter sales on August 1, 2006 and first half results on September 5, 2006.

Tercica's Conference Call and Webcast Information

Tercica's management will host an investment community conference call beginning at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) on Wednesday, July 19, 2006 to discuss Tercica's strategic partnership with Ipsen, the financial terms of the agreement, and to answer questions.

To participate in the live call by telephone, dial (888) 803-8296 from the U.S., and for international callers, dial (706) 634-1250. A webcast slide presentation will accompany the conference call commentary and is available on the company's homepage at www.tercica.com. Individuals interested in listening to the webcast may do so by visiting www.tercica.com.

A telephone replay will be available approximately two hours after the call for 48 hours by dialing (800) 642-1687 from the U.S., or (706) 645-9291 for international callers, and entering reservation number 3017093. A replay of the webcast will be available on the company's web site for 21 days at www.tercica.com.

Tercica expects to release its second quarter financial results after market close on August 8, 2006.

Additional Information about the Proposed Transaction and Where You Can Find It

Tercica plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from its stockholders in connection with a special meeting of stockholders of Tercica to be held for the purpose of voting on various matters relating the subject of this press release, including: (1) the sale of the common stock, warrant to purchase common stock and convertible notes to be issued to Ipsen, (2) amendments to Tercica's Amended and Restated Certificate of Incorporation and Bylaws, (3) the adoption of a share purchase rights plan and (4)

certain other matters (the "Proposed Transaction"). **BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.** The proxy statement and other relevant materials, and any other documents filed by Tercica with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, stockholders of Tercica may obtain free copies of the documents filed with the SEC by contacting Tercica's Investor Relations department at (650) 624-4949 or Investor Relations, Tercica Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005. You may also read and copy any reports, statements and other information filed by Tercica with the SEC at the SEC public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Tercica and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tercica in favor of the Proposed Transaction. A list of the names of Tercica's executive officers and directors, and a description of their respective interests in Tercica, are set forth in the proxy statement for Tercica's 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2006, and in any documents subsequently filed by its directors and executive officers under the Securities and Exchange Act of 1934, as amended.

If and to the extent that executive officers or directors of Tercica will receive any additional benefits in connection with the Proposed Transaction that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement and security holders may obtain additional information regarding the interests of Tercica's executive officers and directors in the Proposed Transaction by reading the proxy statement when it becomes available.

For further information:

Ipsen
David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

Tercica
Ina McGuinness, VP, Corp. Communications and Investor Relations
Tel.: +1 650-624-4949
e-mail: ina.mcguinness@tercica.com

Kathleen Rinehart, Director, Public Relations
Tel.: +1 650-624-4948
e-mail: kathleen.rinehart@tercica.com

Tercica

IPSEN
Innovation for patient care

Communiqué de presse

Ipsen et Tercica concluent un partenariat stratégique mondial en endocrinologie

- **Accords de licences croisés pour Somatuline® Autogel® et Increlex™**
- **Ipsen acquiert 25 % du capital de Tercica et peut porter cette participation à 40 % par le biais d'obligations convertibles et d'un warrant**
- **Droits réciproques concédés sur le pipeline de R&D en endocrinologie**
- **Somatuline® Autogel® approuvé au Canada ; lancement prévu par Tercica début 2007**

Paris (France) et Brisbane (Californie, États-Unis), le 19 juillet 2006 - Ipsen (Euronext : IPN) et Tercica (Nasdaq : TRCA) annoncent la signature d'un accord de partenariat stratégique mondial en endocrinologie. Par des accords de licences croisés, Ipsen a concédé à Tercica les droits de commercialisation[1] exclusifs de Somatuline® Autogel® (produit phare sur le marché de l'acromégalie en Europe) aux États-Unis et au Canada et Tercica a accordé à Ipsen les droits de commercialisation[1] exclusifs d'Increlex™ (un produit phare aux États-Unis pour le traitement de la petite taille liée à une insuffisance primaire sévère en IGF-1, *Insulin like Growth Factor-1*) dans le monde entier à l'exception des États-Unis, du Japon, du Canada, des pays du Moyen Orient et de Taiwan[2]. Les droits concédés comprennent également le droit de développer Somatuline® Autogel® et Increlex™, et les sociétés partageront les coûts de ces améliorations et extensions d'indication.

Ipsen et Tercica bénéficieront par ailleurs chacune d'un droit de première négociation sur le portefeuille de produits en développement en endocrinologie de l'autre.

Par ce partenariat, Ipsen et Tercica devraient être en mesure de fournir une offre complète de soins destinée aux patients souffrant de troubles de la croissance ou d'autres désordres endocriniens.

Selon les termes de l'accord, Ipsen acquérra des actions ordinaires nouvellement émises représentant 25% du capital de Tercica (à l'issue de la transaction, sur une base non diluée) et Tercica émettra également des obligations convertibles et un warrant afin de permettre à Ipsen d'accroître sa participation à hauteur de 40 % de son capital (à l'issue de la transaction, sur une base totalement diluée).

Cet accord permettra à Ipsen et Tercica d'améliorer significativement leur positionnement concurrentiel ainsi que leurs perspectives de croissance.

[1] Sous réserve de l'approbation des autorités de régulation concernées

[2] Les droits de commercialisation pour le Moyen Orient et Taiwan seront accordés à Ipsen après un certain délai

Les points clés de l'accord annoncé aujourd'hui sont les suivants :

1- Accord de licence[3]

- Ipsen prend en licence de Tercica les droits de développement et de commercialisation d'Increlex™ au niveau mondial, à l'exception des États-Unis, du Japon, du Canada, du Moyen-Orient et de Taiwan. Ipsen versera à Tercica un paiement initial en numéraire de 10,0 M€ (12,5 M$) à la clôture de la transaction, suivi d'un règlement additionnel de 15,0 M€ (18,8 M$) une fois l'autorisation de mise sur le marché accordée dans l'Union européenne pour Increlex™ dans l'indication ciblée.
  Dès qu'Increlex™ sera commercialisé dans les territoires d'Ipsen, ce dernier versera à Tercica des redevances calculées avec un taux croissant de 15 à 25 % en fonction du chiffre d'affaires net, en plus d'un prix de transfert représentant 20% des ventes nettes du produit.

- Tercica prend en licence d'Ipsen les droits de développement et de commercialisation de Somatuline® Autogel® aux États-Unis et au Canada. Tercica versera à Ipsen un paiement initial de 25,0 M$ (20 M€) à la clôture de la transaction, suivi d'un règlement additionnel de 30 M€ (37,6 M$) une fois l'autorisation de mise sur le marché accordée aux États-Unis pour Somatuline® Autogel® dans l'indication ciblée. Ces versements seront financés par l'émission d'obligations convertibles au profit d'Ipsen (voir ci-après).
  Une fois Somatuline® Autogel® lancé sur les territoires de Tercica, ce dernier versera à Ipsen des redevances calculées avec un taux croissant de 15 à 25 % en fonction du chiffre d'affaires net, en plus d'un prix de transfert représentant 20% des ventes nettes du produit.

2- Prise de participation et émission d'obligations convertibles

A la clôture de la transaction, les opérations suivantes se réaliseront :

- Prise de participation au capital : Ipsen souscrira des actions ordinaires nouvelles représentant une participation de 25 % du capital de Tercica (à l'issue de la transaction, sur une base non diluée) au prix unitaire de 6,17 $, soit une prime de 30,0 % par rapport au cours moyen pondéré de l'action Tercica sur les 15 derniers jours de Bourse prenant fin le 17 juillet. L'investissement total en numéraire d'Ipsen s'élève par conséquent à 77,3 M$ (61,8 M€).

- Obligation convertible 1 : Tercica émettra au profit d'Ipsen une obligation convertible pour un montant nominal de 25,0 M$ (20,0 M€). Cette Obligation, qui arrivera à échéance de 5 ans après la date de clôture de la transaction, porte un coupon de 2,5 % et pourra être convertie en actions ordinaires Tercica au prix de 7,41 $ (5,92 €) par action, soit une prime de 56,0 % par rapport au cours moyen pondéré de l'action Tercica sur les 15 derniers jours de Bourse prenant fin le 17 juillet. Cette Obligation sera émise en contrepartie du paiement initial pour les droits de Somatuline® Autogel® décrit ci-dessus.

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[3] Les chiffres cites dans le corps texte sont contractuels. Les chiffres entre parenthèses sont donnés pour information ; ils ont été calculés sur la base du taux de change ci-dessous.
NOTE : Le cas échéant, le taux de conversion €/US$ repose sur le taux de change du 17 juillet 2006 (1,252)

- Warrant : Tercica émettra également un warrant au profit d'Ipsen, qui pourra être exercé au prix de 7,41 $ par action, soit une prime de 56,0 % par rapport au cours moyen pondéré de l'action Tercica sur les 15 derniers jours de Bourse prenant fin le 17 juillet.

A la date d'obtention de l'autorisation de mise sur le marché de Somatuline® Autogel® aux États-Unis dans l'indication ciblée du produit, les opérations suivantes se réaliseront :

- Obligation convertible 2 : Tercica émettra au profit d'Ipsen une obligation convertible d'un montant nominal de 30 M€ (37,6 M$). Cette Obligation, qui arrivera à échéance de 5 ans après la date de clôture de la transaction, porte un coupon de 2,5 % et pourra être convertie en actions ordinaires Tercica au prix de 5,92 € (7,41 $) par action. Cette Obligation sera émise en contrepartie du deuxième paiement pour les droits de Somatuline® Autogel® décrit ci-dessus.

- Obligation convertible 3 : Tercica émettra au profit d'Ipsen une obligation convertible de 15,0 M$ (12,0 M€). Cette Obligation, qui arrivera à échéance de 5 ans après la date de clôture de la transaction, porte un coupon de 2,5 % et pourra être convertie en actions ordinaires Tercica au prix de 7,41 $ (5,92 €) par action. Cette Obligation sera réglée en numéraire par Ipsen.

Au total, à l'exception du warrant, Ipsen pourrait verser à Tercica un montant total de 98,7 M€ (123,6 M$) en numéraire, qui se décompose de la façon suivante:

- 73,7 M€ (92,3 M$) au titre de la prise de participation au capital et le paiement des obligations convertibles (hors Obligations convertibles 1 et 2) :
  - 77,3 M$ (61,8 M€) à la clôture de la transaction et;
  - 15,0 M$ (12,0 M€) à l'émission de l'Obligation convertible 3.
- 25,0 M€ (31,3 M$) au titre de l'accord de licence d'Increlex™:
  - 10,0 M€ (12,5 M$) à la signature du contrat et;
  - 15,0 M€ (18,8 M$) à la date d'autorisation de mise sur le marché d'Increlex™ dans l'Union européenne dans l'indication ciblée.

En cas d'exercice du warrant, Ipsen verserait un montant supplémentaire à Tercica.

Au total, ces titres permettront à Ipsen de porter sa participation dans Tercica jusqu'à 40 % (à l'issue de la transaction et sur une base totalement diluée). Si Ipsen décidait de ne pas accroître sa participation dans le capital de Tercica, les obligations convertibles pourraient être remboursées en numéraire à échéance.

L'accord prévoit également le droit pour Ipsen de nommer deux des neufs administrateurs au conseil d'administration de Tercica (en remplacement de deux administrateurs actuels), ainsi que certains droits spéciaux, parmi lesquels un droit de veto sur certaines transactions et opérations significatives de Tercica ainsi qu'un plan visant à l'émission de bons de souscription en cas de prise de participation significative par un tiers. La conclusion de cette transaction, attendue en 2006, est soumise à l'approbation de l'Assemblée Générale des actionnaires de Tercica, ainsi qu'à l'accord des autorités anti-concurrence aux États-Unis et à d'autres formalités de clôture. Certains actionnaires de Tercica, détenant au total 38,4 % des actions ordinaires en circulation de Tercica, ont conclu avec Ipsen des conventions de votes par lesquelles ils se sont engagés à approuver la transaction et les résolutions s'y rapportant.

3- Développement de Somatuline® Autogel®, d'Increlex™ et de produits du pipeline en endocrinologie

- Les deux entreprises se sont respectivement octroyé les droits de poursuivre le développement de nouvelles indications et l'amélioration de Somatuline® Autogel® et Increlex™, conjointement ou de leur propre chef ; chaque partie conservant par la suite un droit d'option de co-financement ;
- Les deux entreprises sont convenues de bénéficier mutuellement d'un droit de première négociation des produits en développement en endocrinologie et de mettre en place un cadre de travail pour les projets de développement clinique conjoints puis de commercialisation au plan mondial de leurs produits en endocrinologie.
- Ipsen a plusieurs produits en développement pré-clinique en endocrinologie, incluant deux produits qui pourraient entrer en développement clinique dès 2007 :
  - la dopastatine (BIM 23A760), une molécule chimérique possédant une double affinité pour les récepteurs de la somastostatine et de la dopamine. Ce produit est destiné au traitement des adénomes hypophysaires tels que l'acromégalie, la maladie de Cushing, l'hyperprolactinémie et les adénomes hypophysaires non fonctionnels ;
  - le BIM 28131, un agoniste de la ghréline qui a pour objectif de restaurer la masse musculaire et adipeuse chez des patients souffrant de maladies chroniques.

Jean-Luc Bélingard, Président du Groupe Ipsen, a déclaré : « *Après une analyse approfondie de nos options de partenariat aux États-Unis afin de commercialiser Somatuline® Autogel®, nous avons choisi Tercica, qui jouit d'un positionnement et d'une expérience unique en endocrinologie ainsi que d'un savoir-faire reconnu. Cette transaction représente une étape importante de notre stratégie de développement international, dans la mesure où elle contribue à mettre en place une plate-forme commerciale puissante en Amérique du Nord dans l'un de nos domaines thérapeutiques ciblés les plus porteurs.*

Ipsen estime en outre qu'Increlex™ devrait s'imposer comme le traitement à long terme de référence des troubles de la croissance chez les enfants atteints d'insuffisance primaire sévère en IGF-1. L'accord de licence conclu avec Tercica devrait nous permettre de proposer une offre complète et adaptée à destination des endocrinologues traitant des enfants souffrant de troubles de la croissance. »

Interrogé sur la structure de la transaction, Jean-Luc Bélingard a indiqué : « *Nous sommes convaincus que ce partenariat créera de la valeur pour les actionnaires des deux sociétés. Il permettra en effet de générer des synergies commerciales entre deux produits réputés, tout en optimisant nos ressources de R&D dans le domaine de l'endocrinologie. Par ailleurs, cette prise de participation progressive témoigne de notre discipline financière et nous garantit une certaine flexibilité quant à l'évolution de notre participation au capital de Tercica.* »

John A. Scarlett, Président de Tercica, a déclaré : « *Nous nous réjouissons de collaborer avec Ipsen, l'un des principaux acteurs du secteur de l'endocrinologie. Ce partenariat nous permet d'atteindre un certain nombre de nos principaux objectifs. Avec Somatuline® Autogel®, nous ajoutons à notre activité un produit en fin de développement en endocrinologie pour le traitement de l'acromégalie, qui atteint approximativement 15 000 personnes aux États-Unis et au Canada. Une fois approuvé, ce produit, qui s'ajoute à notre*

portefeuille aux États-Unis, nous permettra de tirer profit de notre infrastructure existante en matière de ventes et de marketing sur le marché de l'endocrinologie. Par ailleurs, cet accord nous donne accès un partenaire bien établi pour commercialiser Increlex™ en Europe et sur d'autres marchés dans le monde.

A travers cet accord, nous aurons accès aux projets de R&D d'Ipsen en matière d'endocrinologie et plus particulièrement à deux produits prometteurs, actuellement au dernier stade du développement pré-clinique. La technologie propriétaire d'Ipsen pourrait également permettre à l'avenir de développer une formulation à libération prolongée d'Increlex™.

De surcroît, l'injection de 77,3 millions de dollars pour la prise de participation au capital de Tercica dès la clôture de la transaction et jusqu'à 46,3 millions de dollars pour le paiement de licence et l'émission de l'Obligation convertible 3 renforcera considérablement notre situation financière.

Sous réserve de la réalisation de la transaction, Tercica devrait atteindre le point mort en 2010 et réaliser 250 à 300 millions de dollars de ventes d'Increlex™ et de Somatuline® Autogel® en 2011, chaque produit contribuant au chiffre d'affaires à parts environ égales. Pour l'année 2006, Tercica devrait générer un chiffre d'affaires d'environ un million de dollars et consommer, hors frais liés à la transaction annoncée aujourd'hui, 63 à 69 millions de dollars de cash ».

Increlex™ de **Tercica** (injection de mécasermine produite à partir d'ADN recombinant) est un traitement de substitution à base de facteur de croissance insulinomimétique recombinant d'origine humaine (rhIGF-1), indiqué pour le traitement à long terme du retard de croissance dû à une insuffisance primaire sévère en IGF-1 (IGFD) chez l'enfant. Le principe actif d'Increlex™ est identique à l'hormone naturelle IGF-1 produite par l'organisme en réponse à une stimulation par l'hormone de croissance. IGF-1 est le médiateur direct de l'effet de l'hormone de croissance sur la croissance staturale et doit être présent pour que les os, les cartilages et les organes de l'enfant grandissent normalement. Si l'IGF-1 n'est pas présent en quantité suffisante, l'enfant ne pourra pas atteindre une taille normale.

Increlex™, autorisé par la FDA en août 2005 pour le traitement de l'insuffisance primaire sévère en IGF-1, est à la disposition des patients aux États-Unis. Par ailleurs, en décembre 2005, Tercica a déposé une demande d'autorisation de mise sur le marché d'Increlex™ dans l'Union européenne. Ce médicament y est désormais inscrit sur la liste des médicaments orphelins.

Le diagnostic des insuffisances primaires sévères en IGF-1 fait l'objet d'un diagnostic distinct de celui de la petite taille et est établi par :

- un retard de croissance chez l'enfant (au moins 3 déviations par rapport à la norme) ;
- un taux circulant d'IGF-1 faible (au moins 3 déviations par rapport à la norme) ;
- un taux d'hormone de croissance normal ou élevé.

On estime qu'environ 6 000 à 8 000 enfants sont atteints d'une insuffisance sévère en IGF-1 aux États-Unis.

Les insuffisances primaires sévères en IGF-1 sont dues à une mauvaise expression et production de cette hormone, qui n'est pas causée par une déficience en hormone de croissance, mais par un dysfonctionnement de sa signalisation que ce soit au niveau de la fixation au récepteur (GHr) ou au niveau de la transcription du gène de l'IGF-1.

Les patients qui souffrent d'insuffisances primaires sévères d'IGF-1 ne présentent pas de déficit en hormone de croissance (GH) et de ce fait ne peuvent bénéficier d'un traitement thérapeutique avec une hormone de croissance exogène. Des taux réduits ou absents d'IGF-1 peuvent être détectés à l'aide d'un test spécifique pour l'IGF-1.

Tercica estime que 6 000 à 8 000 enfants sont atteints d'une insuffisance sévère en IGF-1 dans l'Union européenne. Tercica mène également des études cliniques sur l'administration d'Increlex™ en une seule prise quotidienne et sur une éventuelle extension chez les enfants présentant une insuffisance primaire en IGF-1 moins sévère. Selon Tercica, cette forme moins sévère de la maladie pourrait toucher 24 000 enfants supplémentaires dans l'Union européenne.

Somatuline® Autogel® d'Ipsen est une préparation injectable à libération prolongée de lanréotide, un analogue de la somatostatine. Somatuline® a été développé dans un premier temps en Europe pour le traitement de l'acromégalie (maladie due à une surproduction d'hormone de croissance, secondaire à une tumeur bénigne au niveau de l'hypophyse antérieure). Dans la grande majorité des pays européens, l'utilisation thérapeutique de Somatuline® a été étendue au traitement des symptômes associés à des tumeurs neuroendocriennnes.

Somatuline® Autogel® libère le principe actif sans autre excipient que de l'eau sur une période de 28 à 56 jours. Cette préparation se présente sous la forme d'une seringue pré-remplie permettant un grande facilité d'emploi, comparée aux autres analogues de la somatostatine à libération prolongée. Dans l'acromégalie, Somatuline® est utilisé principalement lorsque les taux circulants d'hormone de croissance restent élevés malgré un acte chirurgical ou une radiothérapie. Grâce à ses effets inhibiteurs, Somatuline® réduit les taux d'hormone de croissance et d'IGF-1, et permet ainsi de contrôler la progression de la maladie et d'en soulager les symptômes.

Les données épidémiologiques[4] indiquent que l'acromégalie touche environ 15 000 personnes aux États-Unis et au Canada, la plupart étant des adultes d'âge mûr. D'après les études effectuées, le taux de mortalité associée à l'acromégalie, toutes causes confondues, serait au moins deux fois supérieur à celui de la population normale, tandis que l'espérance de vie serait réduite de 5 à 10 ans. Somatuline® est aussi utilisé pour traiter les symptômes associés aux tumeurs neuroendocriniennes, plus particulièrement carcinoïdes telles que diarrhées et rougeurs, par l'inhibition de la surproduction des hormones sécrétées par ces tumeurs.

Au 31 décembre 2005, Somatuline® et Somatuline® Autogel® étaient autorisés dans plus de 50 pays pour le traitement de l'acromégalie et des tumeurs neuroendocriniennes. Le Groupe a l'intention de demander une autorisation de mise sur le marché aux États-Unis d'ici à fin 2006 pour le traitement de l'acromégalie.

Les ventes de Somatuline® et de Somatuline® Autogel® ont atteint 81,8 millions d'euros en 2005, soit une augmentation de 13,4 % par rapport à 2004. Sur ses principaux marchés en Europe, les parts du marché de Somatuline® Autogel® dans l'acromégalie ont atteint 30% à 50 % selon les pays[5].

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[4] source: Alexander L, Clin Endocrinol 12:71-79, 1980 & Bengtsson BA, Acta Med Scan 223:327-335, 1988.
[5] source: IMS MIDAS/calcul sur la base du prix fabricant hors taxes, exprimé en pourcentage des ventes des présentations à libération prolongée des molécules spécifiques lanréotide, octréotide et pegvisomant – dans la classe H1C2.

Le 17 juillet dernier, les autorités de santé au Canada ont approuvé Somatuline® Autogel® pour le traitement à long terme de patients atteints d'acromégalie due à des tumeurs hypophysaires qui ne répondent pas de façon adéquate ou ne peuvent être traités par chirurgie et/ou radiothérapie ainsi que pour soulager les symptômes associés à l'acromégalie. Tercica envisage le lancement commercial de Somatuline® Autogel® au Canada début 2007.

A propos de Tercica
Tercica est une société biopharmaceutique dédiée à l'amélioration de la santé en endocrinologie, et établit des partenariats dans ce domaine pour développer et commercialiser de nouveaux traitements pour la petite taille et les maladies métaboliques associées. Pour de plus amples informations sur Tercica, merci de consulter www.tercica.com.

A propos d'Ipsen
Ipsen est un groupe pharmaceutique européen qui commercialise actuellement plus de 20 médicaments et rassemble près de 4 000 collaborateurs dans le monde. La stratégie de développement du Groupe repose sur une complémentarité entre les produits des domaines thérapeutiques ciblés (oncologie, endocrinologie et désordres neuromusculaires), moteurs de sa croissance, et les produits de médecine générale qui contribuent notamment au financement de sa recherche. Cette stratégie est également complétée par une politique active de partenariats. La localisation de ses quatre centres de R&D (Paris, Boston, Barcelone, Londres) lui permet d'être en relation avec les meilleures équipes universitaires et d'accéder à un personnel de grande qualité. En 2005, les dépenses de Recherche et Développement ont atteint 169,0 millions d'euros, soit 20,9 % du chiffre d'affaires consolidé qui s'est élevé à 807,1 millions d'euros dans les comptes pro forma du Groupe établis selon les normes IFRS. Près de 700 personnes sont affectées aux activités de R&D, avec pour mission la découverte et le développement de médicaments innovants au service des patients. Les actions Ipsen sont négociées sur le compartiment A du marché Eurolist by Euronext™ (mnémonique : IPN, code ISIN : FR0010259150). Le site Internet d'Ipsen est www.ipsen.com.

Avertissement d'Ipsen
Les déclarations prospectives et les objectifs contenus dans cette présentation sont basées sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performance ou évènements effectifs et ceux envisagés dans ce communiqué. En particulier, un certain nombre de produits que le Groupe développe, sont toujours aux toutes premières étapes de développement et le Groupe ne peut pas être certain que ces produits seront approuvés par les autorités compétentes ni qu'ils seront lancés avec succès. Si les produits que le Groupe développe ne sont pas approuvés pendant des essais cliniques ou pré-cliniques ou si ils ne sont pas approuvés par les autorités, ceci aura un impact négatif sur la croissance du Groupe. Plusieurs années peuvent s'écouler avant qu'un produit soit approuvé et le Groupe peut, *in fine*, décider de ne pas lancer certains de ses nouveaux produits sur le marché. Un nouveau produit peut également sembler prometteur à une étape préliminaire du développement ou après des essais cliniques mais n'être jamais lancé sur le marché ou, après lancement, ne pas être accepté par le marché.

Sous réserve des disposition légales en vigueur, Ipsen ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les événements,

situations hypothèses ou circonstances sur lesquels ces déclarations ont été basées. L'activité d'Ipsen est soumise à des facteurs de risques qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des marchés financiers.

Avertissement de Tercica

En dehors des informations historiques de Tercica, le présent communiqué de presse contient des déclarations prospectives concernant les perspectives d'avenir et les résultats futurs de Tercica, y compris les déclarations qui tiennent compte de l'accomplissement de l'opération proposée avec Ipsen (notamment celles liées à la réception par Tercica des montants d'Ipsen correspondant à la vente initiale de titres de capital, à l'accomplissement des différentes étapes d'autorisation concernant les licences et aux exercices de bons de souscription d'actions), les déclarations liées aux perspectives de marché pour Increlex™ et Somatuline® Autogel® ; ainsi qu'au développement potentiel de produits supplémentaires. Tercica envisage de lancer Somatuline® Autogel® au Canada début 2007. Les déclarations liées aux estimations du nombre de patients souffrant d'acromégalie, et d'insuffisance primaire (sévère ou non) en IGF-1 ; les déclarations liées à des projections financières, y compris, sans être exhaustif, celles selon lesquelles (a) Tercica compte être à équilibre financier en 2010 et réaliser en 2011 un chiffre d'affaires compris entre 250 et 300 millions de dollars, avec les ventes d'Increlex™ et Somatuline® Autogel® qui devraient y contribuer pour des montants approximativement équivalents ; et (b) en 2006, Tercica attend des revenus d'environ un million de dollars pour Increlex™ et compte utiliser des flux de trésorerie, en excluant les dépenses liées à l'opération, compris entre 63 et 69 millions de dollars. Ces déclarations prospectives de Tercica étant soumises à des risques et des incertitudes, un grand nombre de facteurs pourrait faire différer substantiellement les résultats réels de ces objectifs prévisionnels. Ces facteurs incluent, sans être exhaustif, les risques et les incertitudes liés à l'accomplissement des conditions de réalisation de l'opération, y compris les risques suivants : (i) Somatuline® Autogel® pourrait ne jamais obtenir, ou ne pas obtenir à temps, l'autorisation de mise sur le marché pour les indications visées, ou toute autre indication, aux États-Unis ; (ii) pour le reste de l'année 2006, les médecins pourraient ne pas prescrire Increlex™ aux quantités prévues par Tercica ; (iii) Increlex™ pourrait ne pas recevoir l'autorisation de la FDA pour la mise sur le marché du médicament corrigeant l'insuffisance primaire en IGF-1 ou de l'EMEA quelque soit l'indication ; (iv) Tercica peut ne pas gagner le litige de contrefaçon qui l'oppose à Insmed Incorporated ; (v) les estimations de Tercica sur le nombre de patients souffrant d'acromégalie et d'insuffisance primaire (sévère ou non) en IGF-1 pourraient être incorrectes ; (vi) Tercica pourrait ne pas lancer Somatuline® Autogel® au Canada début 2007 si la transaction n'est pas réalisée dans les délais prévus ; et (vii) les autres risques et incertitudes décrits dans les documents déposés régulièrement auprès de la SEC (Securities and Exchange Commission), notamment le formulaire 10-Q déposé le 10 mai 2006 auprès de la SEC concernant le trimestre qui a pris fin le 31 mars 2006. Sous réserve des dispositions légales en vigueur, Tercica ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives continues dans le présent communiqué afin de refléter les changements qui interviendraient sur les évènements, situations, hypothèses ou circonstances sur lesquels ces déclarations ont été basées.

Conférences téléphoniques

Ipsen - Conférence téléphonique analystes et webcast (en anglais)

Ipsen tiendra une conférence téléphonique des analystes et des investisseurs le mercredi 19 juillet 2006 à 14 heures (heure de Paris, GMT +1) - pour discuter du partenariat stratégique signé avec Tercica, des termes financiers du contrat et répondre aux questions. Un *webcast* accompagnera les commentaires de la conférence téléphonique et sera disponible sur le site www.ipsen.com.

Ipsen - Conférences téléphoniques médias (en français)

- Ipsen tiendra une conférence téléphonique pour les agences de presse le mercredi 19 juillet 2006 à 8 heures (heure de Paris). Le numéro à composer est le +33 (0)1 55 17 41 49. Un enregistrement sera disponible deux heures après sa tenue et sera accessible jusqu'au 25 juillet minuit en composant le + 33 (0)1 71 23 02 48. Le code d'accès de la rediffusion est le 9472683#.
- Ipsen tiendra une conférence téléphonique pour l'ensemble de presse le mercredi 19 juillet 2006 à 10h30 (heure de Paris). Le numéro à composer est le +33 (0)1 55 17 41 41. Un enregistrement sera disponible deux heures après sa tenue et sera accessible jusqu'au 25 juillet minuit en composant le +33 (0)1 71 23 02 48. Le code d'accès de la rediffusion est le 2550443#.

Tercica - Conférence téléphonique analystes et webcast (en anglais)
Tercica tiendra une conférence téléphonique le mercredi 19 juillet à 9 heures Eastern Time soit 6 heures Pacific Time, pour discuter du partenariat stratégique avec Ipsen, des termes financiers du contrat et répondre aux questions.

Pour participer à la conférence téléphonique, composer le (888) 803-8296 depuis les États-Unis et le +1 (706) 634 1250 depuis l'international. Un *webcast* accompagnera les commentaires de la conférence téléphonique et sera disponible sur le site www.tercica.com.

Un enregistrement sera disponible deux heures après sa tenue et sera accessible pendant 48 heures en composant le (800) 642 1687 depuis les États-Unis et le +1 (706) 645 9291 depuis l'international. Un enregistrement du *webcast* sera également disponible pendant 21 jours sur le site www.tercica.com.

Tercica publiera ses résultats du second trimestre le 8 août 2006.
Ipsen publiera son chiffre d'affaires du second trimestre le 1er août 2006 et ses résultats du premier semestre le 5 septembre 2006.

Pour plus d'information :
Ipsen
Didier Véron, Directeur des Affaires Publiques et de la Communication
Tél. : +33 (0)1 44 30 42 38 – Fax : +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com

David Schilansky, Directeur des Relations Investisseurs
Tél. : +33 (0)1 44 30 43 88 – Fax : +33 (0)1 44 30 43 21
e-mail : david.schilansky@ipsen.com

Tercica
Ina McGuinness, Directeur de la Communication et des Relations Investisseurs
Tél. : +1 650-624-4949
e-mail : ina.mcguinness@tercica.com

Kathleen Rinehart, Responsable des Relations Publiques
Tél. : +1 650-624-4948
e-mail : kathleen.rinehart@tercica.com

IPSEN
Innovation for patient care

Roche

Press release

Roche exercises its option on Ipsen's anti-diabetic medicine for type 2 diabetes

Basel (Switzerland) and Paris (France), 19 July 2006 – Further to the agreement signed in October 2003, Roche announced today its decision to exercise its option to exclusively licence, develop and market Ipsen's patented anti-diabetic drug BIM 51077. This GLP-1 medicine has shown a good efficacy signal and latest data from phase I + II clinical studies showed potential to be more conveniently administered than existing members of the class, which would facilitate patient compliance. Roche has been granted worldwide rights, except in Japan where these rights are shared with Teijin (Ipsen's Japanese partner), and in France where Ipsen may elect to retain co-marketing rights.

"Our decision to in-license this anti-diabetic medicine adds a very promising compound to our metabolic disease portfolio and also complements our diagnostics activities in diabetes" said Peter Hug, Global Head of Pharma Partnering for Roche. "Our continued collaboration with Ipsen, based on our respective complementary strengths, has the potential to deliver treatments that will make a difference in patients' lives."

Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group said "We are delighted that Roche, a world-class group with a strong commitment to the diagnosis and treatment of diabetes, decided to exercise its option to develop and market BIM 51077. It shows once again that Ipsen is a reference partner in the industry, able to deliver first-in-class products through its differentiated and unique R&D. We are very excited about BIM 51077's prospects and believe that Roche is uniquely placed to successfully market this product".

Roche's decision is supported by the phase I and II results obtained with BIM 51077, a Glucagon-Like Peptide-1 (GLP-1) analogue, and partly presented at the American Diabetes Association (ADA) scientific meeting in Washington D.C. this year. These data showed that this anti-diabetic compound exhibited an efficacy and safety profile in line with the GLP-1 class of incretins and was compatible with Ipsen's proprietary controlled delivery systems which upon subcutaneous administration could deliver over a period of one day, one week or two weeks. Phase II study, to confirm the efficacy and safety of this compound in a sustained release formulation, will start early 2007.

Terms of the agreement

The exercise of this option by Roche has triggered a payment to Ipsen of €56 million. Roche will also make a payment of ca.€3 million after the closing of Ipsen's 2006 financial statements.

Ipsen could receive total further payments of up to €170 million, contingent upon achievement of clinical, manufacturing, regulatory, and commercial milestones. Additionally, Ipsen will receive progressive royalties on any worldwide sales.

As of the date of exercise of the option, Roche is fully responsible for further developing and manufacturing of the product and will consequently hold the marketing authorisations. Roche will fund 100% of the remaining development of BIM 51077, except with respect to Japan where expenses will be shared 50% between Roche and Teijin.

About BIM 51077
BIM 51077, an analogue of peptide hormone GLP-1 (Glucagon Like Peptide-1), controls insulin secretion in response to elevated blood glucose levels.

BIM 51077 was selected among a series of GLP-1 analogues based on the human sequence, to be compatible with Ipsen's proprietary technology for controlled release, with the ultimate goal of providing a ready-to-use, user-friendly self-administration solution for diabetic patients. The current formulation is an aqueous solution devoid of excipients which can be conveniently injected with insulin size needle, thus facilitating patients' compliance. The results obtained in the preclinical and clinical studies confirm the potential of the BIM 51077 slow release formulations over a period ranging from one day to two weeks. These results are very encouraging for the treatment of type 2 diabetes.

About Ipsen's innovative delivery technologies
Ipsen unique expertise lies in its ability to combine the engineering of therapeutic peptides with parenteral sustained-release delivery technologies and is currently marketing sustained release formulations of triptorelin (Decapeptyl®) and lanreotide (Somatuline® and Somatuline® Autogel®). The Group is also pursuing the application of its sustained-release technology to Decapeptyl® with a 4 month microimplant entering phase III clinical studies. In addition, Ipsen signed a R&D agreement with Genentech in November 2004, which covers the development of sustained-release formulations of recombinant human growth hormone.

About Roche as a Partner
Roche is a valued partner to more than 50 companies worldwide. Over the past two years, Roche has led the pharmaceutical industry in the number of clinical compound deals signed. In 2005, Roche entered into nine partnerships to jointly develop products for optimal patient benefit and value. Partnerships continue to strengthen Roche's positions in oncology, virology, transplantation, and primary care. Roche's partnering culture encourages innovation through a unique pairing of collaboration and autonomy.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the

Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:

Roche

Ian Metcalfe, Media Manager Pharma Partnering

Tel.: +41 (0)61 68 70272 – Fax: +41 (0)61 68 87990

e-mail: ian.metcalfe@roche.com

Ipsen

Didier Véron, Director of Public Affairs and Corporate Communications

Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04

e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer

Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21

e-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Roche

Communiqué de presse

Roche exerce son option sur la molécule d'Ipsen destinée au traitement du diabète de type 2

Paris (France) et Bâle (Suisse), le 19 juillet 2006 – Suite à l'accord signé en octobre 2003, Roche annonce aujourd'hui sa décision d'exercer son option exclusive de licence, de développement et de commercialisation de la molécule antidiabétique brevetée d'Ipsen, le BIM 51077. Cet analogue du GLP-1 a démontré des signes encourageants d'efficacité et les dernières données résultant des études cliniques de phase I et II ont montré que la molécule pouvait potentiellement être administrée plus aisément que les autres molécules de sa classe, facilitant ainsi l'observance des patients. Ces droits sont accordés à Roche dans le monde entier à l'exception du Japon où ils sont partagés avec Teijin (partenaire japonais d'Ipsen) et en France où Ipsen peut choisir d'exercer des droits de co-marketing.

Peter Hug, Directeur Général de Roche Pharma Partnering, a annoncé « *Notre décision de prendre en licence cette molécule antidiabétique nous permet d'ajouter un composé très prometteur à notre portefeuille de produits destinés au traitement des maladies métaboliques et de compléter également nos activités de diagnostic du diabète. Notre collaboration continue avec Ipsen, qui s'appuie sur nos forces complémentaires respectives, pourra permettre la mise au point de traitements qui feront la différence pour les patients* ».

Jean-Luc Bélingard, Président du Groupe Ipsen a déclaré « *Nous sommes ravis que Roche, un groupe de renommée mondiale, fortement engagé dans le diagnostic et le traitement du diabète, ait décidé d'exercer son option de développement et de commercialisation du BIM 51077. Cela prouve, une fois encore, que le Groupe Ipsen est un partenaire de référence de l'industrie, capable de fournir des produits premiers de leur classe grâce à sa R&D différenciée et unique. Nous sommes très heureux des perspectives du BIM 51077 et nous sommes persuadés que Roche est particulièrement bien placé pour réussir la commercialisation de ce produit* ».

La décision de Roche s'appuie notamment sur les résultats des études de phase I et II obtenus avec le BIM 51077, un analogue du Glucagon-Like Peptide-1 (GLP-1), et présentés partiellement lors du congrès scientifique de *l'American Diabetes Association* (ADA) à Washington cette année. Ces données montrent que ce composé destiné au traitement du diabète présente un profil d'efficacité et de tolérance conforme à la classe GLP-1 des incrétines et se prêterait au développement d'un système à libération contrôlée utilisant la technologie brevetée d'Ipsen. Ce système d'administration par voie sous-cutanée permettrait une diffusion du produit sur une période d'un jour, d'une semaine ou de deux semaines. Une étude de phase II va débuter début 2007 afin de confirmer l'efficacité et la tolérance de ce composé dans une formulation à libération prolongée.

Termes de l'accord

L'exercice de l'option par Roche a déclenché un paiement à Ipsen de 56 millions d'euros, auxquels viendra s'ajouter un montant supplémentaire d'environ 3 millions d'euros à l'issue de la clôture des comptes d'Ipsen pour l'exercice 2006.

Ipsen pourrait recevoir un montant total supplémentaire jusqu'à 170 millions d'euros, en fonction de la réussite des phases du développement clinique, de fabrication, réglementaire

et commercial. De plus, Ipsen recevra des redevances progressives sur les ventes mondiales.

A la date de l'exercice de l'option, Roche est entièrement responsable du développement et de la fabrication du produit et détiendra par conséquent les autorisations de mise sur le marché. Roche prendra totalement en charge la suite du développement du BIM 51077, à l'exception du Japon où les dépenses seront partagées à 50% entre Roche et Teijin.

Le BIM 51077

Le BIM 51077, un analogue de l'hormone peptidique GLP-1 (Glucagon Like Peptide-1), contrôle la sécrétion d'insuline en réponse à une élévation de la glycémie dans le sang.

Il a été sélectionné parmi une série d'analogues du GLP-1 dérivée de la séquence humaine compatible avec la technologie brevetée d'Ipsen de libération prolongée. L'objectif final est de mettre au point une solution prête à l'emploi, facile d'usage en permettant une auto-administration par les patients diabétiques. La formulation actuelle est une solution aqueuse, dénuée d'excipients, pouvant être injectée aisément avec des aiguilles à insuline, facilitant ainsi l'observance des patients. Les résultats obtenus lors des études pré-cliniques et cliniques confirment le potentiel des formulations du BIM 51077 permettant une libération prolongée du produit sur une période allant d'un jour à deux semaines. Ces résultats sont très encourageants pour le traitement du diabète de type 2.

L'innovation galénique chez Ipsen

L'expertise unique d'Ipsen repose sur sa capacité à associer l'ingénierie des peptides thérapeutiques à des technologies à libération prolongée par voie parentérale. Ipsen commercialise actuellement des formulations à libération prolongée de la triptoréline (Décapeptyl®) et du lanréotide (Somatuline® et Somatuline® Autogel®). Le Groupe poursuit le développement de sa technologie à libération prolongée pour Décapeptyl® avec un micro-implant de 4 mois dont la phase III d'essais cliniques va débuter. De plus, en novembre 2004, Ipsen et Genentech ont signé un accord de R&D pour le développement de formulations à libération prolongée d'hormone de croissance humaine recombinante.

Tous les noms de marque mentionnés dans le présent communiqué sont protégés par la loi.

Roche comme partenaire

Roche est un partenaire reconnu pour plus de 50 sociétés dans le monde. Sur les deux dernières années, Roche a dominé l'industrie pharmaceutique par le nombre d'accords signés relatifs à des composés cliniques. En 2005, Roche a conclu neuf accords pour le développement conjoint de produits pour le plus grand bénéfice des patients. Les partenariats contribuent à renforcer les positions de Roche en oncologie, virologie, transplantation et médecine générale. La culture de partenariats de Roche encourage l'innovation en alliant collaboration et autonomie

A propos d'Ipsen

Ipsen est un groupe pharmaceutique européen qui commercialise actuellement plus de 20 médicaments et rassemble près de 4 000 collaborateurs dans le monde. La stratégie de développement du Groupe repose sur une complémentarité entre les produits des domaines thérapeutiques ciblés (oncologie, endocrinologie et désordres neuromusculaires), moteurs de sa croissance, et les produits de médecine générale qui contribuent notamment au financement de sa recherche. Cette stratégie est également complétée par une politique active de partenariats. La localisation de ses quatre centres de R&D (Paris, Boston, Barcelone, Londres) lui permet d'être en relation avec les meilleures équipes universitaires et d'accéder à un personnel de grande qualité. En 2005, les dépenses de Recherche et

Développement ont atteint 169,0 millions d'euros, soit 20,9 % du chiffre d'affaires consolidé qui s'est élevé à 807,1 millions d'euros dans les comptes pro forma du Groupe établis selon les normes IFRS. Près de 700 personnes sont affectées aux activités de R&D, avec pour mission la découverte et le développement de médicaments innovants au service des patients. Les actions Ipsen sont négociées sur le compartiment A du marché Eurolist by Euronext™ (mnémonique : IPN, code ISIN : FR0010259150). Le site Internet d'Ipsen est www.ipsen.com.

A propos de Roche
Roche, entreprise de santé dont le siège est à Bâle, Suisse, figure parmi les leaders mondiaux dans les secteurs pharmaceutique et diagnostique. Ses produits et services novateurs trouvent leur application dans le dépistage précoce, la prévention, le diagnostic et le traitement des maladies, et contribuent en tant que tels à améliorer la santé et la qualité de vie de l'individu. Fortement axée sur la recherche, Roche est l'un des leaders mondiaux sur le marché des produits pour diagnostic et le premier fournisseur de médicaments destinés aux domaines de la cancérologie et de la médecine de transplantation. Roche occupe également une position de premier plan en virologie. En 2005, le chiffre d'affaires de la division Pharma s'est élevé à 27,3 milliards de francs suisses, la division Diagnostics ayant quant à elle réalisé un chiffre d'affaires de 8,2 milliards de francs suisses. Roche emploie quelque 70 000 personnes dans 150 pays. Elle entretient des liens de R&D et a conclu des alliances stratégiques avec de nombreux partenaires; elle détient notamment une participation majoritaire dans Genentech et Chugai. Pour de plus amples informations sur le groupe Roche, consulter son site Internet (www.roche.com).

Avertissement
Les déclarations prospectives et les objectifs contenus dans cette présentation sont basés sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performance ou événements effectifs et ceux envisagés dans ce communiqué. Sous réserve des dispositions légales en vigueur, Ipsen ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les évènements, situations, hypothèses ou circonstances sur lesquels ces déclarations sont basées. L'activité d'Ipsen est soumise à des facteurs de risques qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des marchés financiers.

Pour plus d'information :
Ipsen
Didier Véron, Directeur des Affaires Publiques et de la Communication
Tél. : +33 (0)1 44 30 42 38 – Fax : +33 (0)1 44 30 42 04 -
e-mail : didier.veron@ipsen.com

David Schilansky, Directeur des Relations Investisseurs
Tél. : +33 (0)1 44 30 43 31 – Fax : +33 (0)1 44 30 43 21
e-mail : david.schilansky@ipsen.com

F. Hoffman – La Roche Ltd
Ian Metcalfe, Responsable Media
Tél. : +41 (0)61 68 70272 – Fax : + 41 (0)61 68 87990
e-mail : ian.metcalfe@roche.com